AB 3/21/06

06005741

SEC[illegible]MISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DebtX Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Federal Street 10th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy Quimby 617-531-3435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feeley & Driscoll, P.C.
(Name – *if individual, state last, first, middle name*)

200 Portland Street (Address) Boston (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 26 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Troy Quimby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DebtX Securities, Inc., as of December, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH E. MORINI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 5, 2012

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEBTX SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

F&D

DEBTX SECURITIES, INC.

TABLE OF CONTENTS

F&D

F&D

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

The Board of Directors
DebtX Securities, Inc.
Boston, Massachusetts

Independent Auditors' Report

We have audited the accompanying statement of financial condition of DebtX Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DebtX Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 5, 2006

Feeley & Driscoll, P.C.

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

DEBTX SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	76,890
Prepaid expenses		1,674
Deferred tax asset		1,592
Intercompany receivable		8,452
Total assets	$	88,608

Liabilities and Stockholder's Equity

Liabilities -		
Accounts payable and accrued expenses	$	8,500
Total liabilities		8,500
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1 share issued and outstanding		-
Additional paid-in capital		53,123
Retained earnings		26,985
Total stockholder's equity		80,108
Total liabilities and stockholder's equity	$	88,608

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Statement of Operations

For the year ended December 31, 2005

Revenues:		
Fee income	$	10,395
Interest income		411
		10,806
Expenses:		
Occupancy costs		3,000
Professional fees		20,012
Sales expense		2,599
Miscellaneous		952
Interest expense		177
Total expenses		26,740
Net loss before provision for income taxes		(15,934)
Income tax benefit		6,161
Net loss	$	(9,773)

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2005

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	1	$ -	$ 53,123	$ 36,758	$ 89,881
Net income	-	-	-	(9,773)	(9,773)
Balance at December 31, 2005	1	$ -	$ 53,123	$ 26,985	$ 80,108

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(9,773)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in deferred income taxes		(1,592)
Decrease in prepaid expenses		62
Increase in accrued expenses		5,201
Decrease in due to parent		(19,792)
Net cash used in operating activities		(25,894)
Net decrease in cash		(25,894)
Cash and cash equivalents at beginning of year		102,784
Cash and cash equivalents at end of year	$	76,890

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Notes to Financial Statements

December 31, 2005

Note 1 - Organization

DebtX Securities, Inc. (the Company) is a wholly owned subsidiary of The Debt Exchange, Inc. (the Parent). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of National Association of Securities Dealers, Inc. The Company assists the Parent with selling assets classified as securities by the Securities and Exchange Commission. The Parent has committed to continue providing financial support through, at a minimum, March 31, 2006.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and related income and expenses are recorded on the books on a trade date basis.

Cash and Cash Equivalents - All short-term investments with an original maturity of three (3) months of less are considered to be cash equivalents.

Income Taxes - The Company's federal tax return is included in the consolidated tax return of its parent, The Debt Exchange, Inc. The Company's tax provision is calculated on a separate return basis, and taxes payable or benefits taken are transferred to the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 3 - Net Capital

The Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under Rule 15c3-1 was $68,390, which exceeded required net capital of $5,000 by $63,390. The Company's ratio of aggregate indebtedness to net capital was 0.124:1 at December 31, 2005.

Note 4 - Related Party Transactions

During the year-end December 31, 2005, the Parent provided administrative and other services to the Company. Under the terms of the Administrative Services Agreement, the Parent was reimbursed for all expenses directly attributable to the Company. In addition, the agreement provides for payments of $1,000 per month for occupancy, administrative and recordkeeping expenses. Reimbursements totaled $15,303 in 2005.

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

The deferred tax asset relates to the Company's net operating loss carryforward of approximately $15,000. The timing and manner in which the net operating loss carryforward may be utilized in any year by the Company will be limited to the Company's ability to generate future earnings, and also may be limited by certain provisions of the U.S. Tax Code including change of ownership provisions.

The components of income tax (benefit) expense are as follows:

Current:	
Federal	$ -
State	456
	456
Deferred:	
Federal	(5,025)
State	(1,592)
	(6,617)
	$ (6,161)

Supplementary Information Pursuant To Rule 17a-5 of The Securities Exchange Act Of 1934

DEBTX SECURITIES, INC.

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Act of 1934

December 31, 2005

Net capital				
Stockholder's equity			$	80,108
Less non-allowable assets and deductions - Prepaid expenses and other assets	$	11,718		11,718
Less haircuts				-
Net capital			$	68,390
Aggregate indebtedness, total liabilities			$	8,500
Minimum net capital required (6.67% of aggregate indebtedness)			$	567
Minimum net capital dollar requirement			$	5,000
Minimum net capital required			$	5,000
Excess net capital ($68,390 - $5,000)			$	63,390
Percentage of aggregate indebtedness to net capital	$	8,500		12.43%
	$	68,390		

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

DEBTX SECURITIES, INC.

Schedule II
Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2005

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of the Customers".

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

Supplementary Report of Independent Auditors

To the Board of Directors of
DebtX Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of DebtX Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

To the Board of Directors of
DebtX Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

January 5, 2006

Feeley & Driscoll, P.C.